SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated August 12, 2009 regarding the suspension of trading of Registrant’s shares on The Stock Exchange of Hong Kong Limited

1.2	Joint announcement dated August 12, 2009 of the Registrant and Hutchison Whampoa Limited relating to the disposal of the Registrant’s equity interests in Partner Communications Company Ltd. and resumption of trading of Registrant’s shares on The Stock Exchange of Hong Kong Limited

1.3	Announcement dated August 12, 2009 regarding Registrant’s unaudited results for the six months ended June 30, 2009

1.4	Announcement dated August 12, 2009 regarding Registrant’s unaudited key performance indicators for the second quarter 2009

1.5	Press release dated August 12, 2009 regarding Registrant’s unaudited results for the six months ended June 30, 2009 and key performance indicators for the second quarter 2009

1.6	Press Release dated August 12, 2009 of the Registrant relating to a very substantial disposal of the Registrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

SUSPENSION OF TRADING

The board of directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that at the request of the Company, trading in the shares of the Company has been suspended with effect from 9:30 a.m. on 12 August 2009 pending the release of an announcement regarding a very substantial disposal by the Company.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 12 August 2009

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON WHAMPOA LIMITED (incorporated in Hong Kong with limited liability) (Stock Code: 13) DISCLOSEABLE TRANSACTION	HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (incorporated in the Cayman Islands with limited liability) (Stock Code: 2332) VERY SUBSTANTIAL DISPOSAL AND RESUMPTION OF TRADING

The HWL Directors and HTIL Directors jointly announce that, on 12 August 2009, Advent Investments Pte Ltd, a wholly owned subsidiary of HTIL, entered into a conditional agreement to sell its controlling equity interest in Partner Communications Company Ltd. at the Base Purchase Price of NIS5,290,960,470 (or approximately US$1,381 million)(or approximately HK$10,706 million), before any adjustment. The Base Purchase Price will accrue interest at a rate of LIBOR from the date of the Agreement until the Closing Date and represents US$17.50 or NIS67.025 per Sale Share.

Upon Closing, the HTIL Group is expected to realise an estimated disposal gain before tax of approximately US$1,000 million (or approximately HK$7,750 million) from the Transaction after translation into US$ (HK$) at Closing. HWL Group’s 60.4% of HTIL Group’s disposal gain before tax, after asset value consolidation adjustments, amounts to approximately US$575 million (or approximately HK$4,456 million). The Transaction is expected to result in a net cash inflow before tax to the HTIL Group of approximately US$1,012 million (or approximately HK$7,843 million).

The Transaction constitutes a discloseable transaction for HWL and a very substantial disposal for HTIL under Chapter 14 of the Listing Rules and is subject to the approval of the HTIL Shareholders.

The HTIL Circular which contains details of the Transaction and a notice convening the HTIL EGM will be despatched to HTIL Shareholders as soon as practicable after the date of this announcement. To the best of the knowledge, information and belief of the HTIL Directors, having made all reasonable enquiries, no HTIL Shareholder has a material interest in the Transaction and thus no HTIL Shareholder is required to abstain from voting at the HTIL EGM.

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 9:30a.m. on 12 August 2009 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the HTIL Shares from 9:30a.m. on 13 August 2009.

THE AGREEMENT

Date

12 August 2009

Parties

(1)	Advent

(2)	Purchaser

Transaction

Advent has agreed to the sale of, and the Purchaser has agreed to purchase, on Closing, the Sale Shares on the terms and conditions set out in the Agreement.

Through the Transaction, the Purchaser will acquire from Advent its entire controlling equity interest in Partner, representing approximately 51.31% of the issued and outstanding share capital of Partner as at the date of the Agreement.

Consideration

In consideration for the purchase of the Sale Shares, the Purchaser shall pay to Advent the Base Purchase Price NIS5,290,960,470 (or approximately US$1,381 million)(or approximately HK$10,706 million), before any adjustment which will accrue interest at a rate of LIBOR from the date of the Agreement until the Closing Date. The Purchase Price shall be satisfied at Closing as to (i) NIS4,141,960,470 (or approximately US$1,081 million)(or approximately HK$8,381 million), subject to adjustment, in cash; and (ii) US$300,000,000 (or approximately HK$2,325 million) by way of delivery to the Vendor of a secured debt instrument of Purchaser made payable to or to order of the Vendor (or such of its Affiliate as it may nominate prior to Closing and their respective permitted assigns) in the amount of US$300,000,000 (or approximately HK$2,325 million) (the “Debt Instrument”).

Pursuant to the terms of the Agreement, the Purchaser has paid the Vendor the Deposit upon the signing of the Agreement.

If the Purchaser extends, with the consent of the Vendor, the Initial Long Stop Date to 16 January 2010 or 16 February 2010, it has to pay to the Vendor an additional amount equal to US$10 million (approximately HK$78 million) and US$10 million (approximately HK$78 million) respectively, being the Additional Deposit. Advent may also extend the Initial Long Stop Date on one or more occasions to up to 16 February 2010 by giving notice to that effect to the Purchaser.

At Closing, the Deposit, any Additional Deposit and the interest accrued thereon shall be released to Advent promptly pursuant to the terms of the Agreement and be applied to and credited against the Purchase Price in accordance with the terms of the Agreement.

The consideration for the Transaction (including the terms of the Debt Instrument) was arrived at after arm’s length negotiations and represents US$17.50 or NIS67.025 per Sale Share.

Conditions Precedent

Closing of the Transaction is conditional upon the satisfaction of a number of conditions, including without limitation, the following:

(a)	approval of the MoC of the Transaction under the Licences (the “MoC Approval”);

(b)	approval of the Israeli Antitrust Commissioner of the purchase of the Sale Shares pursuant to the Agreement (to the extent such approval is required) (the “Antitrust Approval”); and

(c)	a resolution at a general meeting of the HTIL Shareholders to approve the sale of the Sale Shares under the Agreement shall have been passed (the “HTIL Shareholders’ Condition”).

The MoC Approval, the Antitrust Approval and the HTIL Shareholders’ Condition are not capable of being waived by either the Purchaser or the Vendor.

In the event the conditions to Closing are not fulfilled by the Initial Long Stop Date, and such date is not extended in accordance with the terms of the Agreement, subject to compliance with the parties’ respective obligations therein provided, the Agreement will be terminated and the Transaction will not occur.

Closing

Closing shall take place two Business Days after satisfaction of the last of the conditions precedent set forth in the Agreement (other than those conditions which by their terms must be satisfied at the Closing, which such conditions shall be satisfied at Closing) or such other date and at such other time and place as is mutually agreed by the Parties.

REASONS FOR, AND BENEFITS OF, THE TRANSACTION

The Transaction effected on its terms represents an attractive opportunity for HTIL to realise, for the benefit of the HTIL Shareholders and HTIL, a substantial gain from the investments made in Partner.

The HTIL Directors (including the Independent Non-executive HTIL Directors) consider the terms of the Agreement, which were reached after an extensive bidding process, involving the calling of tender bids, evaluation of bids received and based on arms’ length negotiations, to be fair and reasonable and in the interests of HTIL and the HTIL Shareholders as a whole. The HWL Directors agree with and endorse the HTIL Directors’ reasons for the Transaction and also consider the terms of the Agreement to be fair and reasonable and in the interests of HWL and its shareholders as a whole.

FINANCIAL EFFECTS OF THE TRANSACTION

Upon Closing, HTIL is expected to realise an estimated disposal gain before tax of approximately US$1,000 million (approximately HK$7,750 million) from the Transaction after translation into US$ (HK$) at Closing and calculated by reference to the gross proceeds from the Transaction, the HTIL Group’s carrying costs and estimated expenses relating thereto. HWL Group’s 60.4% of HTIL Group’s disposal gain before tax after asset value consolidation adjustments amounts to approximately US$575 million (or approximately HK$4,456 million). The Transaction is expected to result in a net cash inflow before tax to the HTIL Group of approximately US$1,012 million (or approximately HK$7,843 million).

USE OF PROCEEDS FROM THE TRANSACTION

HTIL has not made a final decision on the use of proceeds from the Transaction. Its intention is to retain the funds for general corporate purposes until completion of a detailed review of the HTIL Group’s capital requirements.

INFORMATION ON THE SALE GROUP

The Sale Group is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and Internet Services Provider) under the orange brand. Partner is a public company organised and existing under the laws of Israel whose securities are listed on the NASDAQ Global Select Market and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For the financial year ended 31 December 2007, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately NIS1,278 million (approximately US$334 million or HK$2,589 million) and NIS939 million (approximately US$245 million or HK$1,899 million), respectively. For the financial year ended 31 December 2008, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately NIS1,447 million (approximately US$378 million or HK$2,930 million) and NIS1,051 million (approximately US$274 million or HK$2,124 million), respectively.

The audited consolidated net asset value of the Sale Group as at 31 December 2008 was approximately NIS1,439 million (or approximately US$376 million)(or approximately HK$2,914 million).

The Sale Group’s consolidated financial statements for the financial years 2007 and 2008 respectively have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Sale Group adopted the International Financial Reporting Standards (IFRS) from the first quarter of 2009.

Until Closing, the results of the Sale Group will continue to be consolidated with the results of the HWL Group and HTIL Group. On Closing, the Sale Group will cease to be subsidiaries of HWL and HTIL.

INFORMATION ON THE HWL GROUP

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail; energy, infrastructure, finance & investments and others; and telecommunications.

INFORMATION ON THE HTIL GROUP

The HTIL Group is a leading global provider of telecommunications services. In addition to mobile and fixed telecommunications services in Israel, it also operates mobile telecommunication services in Indonesia, Vietnam, Sri Lanka and Thailand.

INFORMATION ON THE PURCHASER

The Purchaser is engaged in the importing, marketing, and provision of maintenance services for cell phones and accessories from Samsung. In addition, the Purchaser markets cell phones and associated accessories, as well as provides maintenance, repair, and technical warranty services for various cell phones to end customers in the Cellcom network through a chain of ‘Dynamica Cellular’ stores and points of sale.

To the best of the knowledge, information and belief of the HWL Directors and HTIL Directors respectively, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of HWL and its connected persons and of HTIL and its connected persons.

LISTING RULES IMPLICATIONS FOR HWL AND HTIL

The Transaction constitutes a discloseable transaction for HWL and a very substantial disposal for HTIL under Chapter 14 of the Listing Rules and is subject to the approval of the HTIL Shareholders.

The HTIL Circular which contains, amongst others, details of the Transaction and a notice convening the HTIL EGM will be despatched to the HTIL Shareholders as soon as practicable after the date of this announcement.

To the best of the knowledge, information and belief of the HTIL Directors, having made all reasonable enquiries, no HTIL Shareholder has a material interest in the Transaction and thus no HTIL Shareholder is required to abstain from voting at the HTIL EGM.

SUSPENSION AND RESUMPTION OF TRADING OF HTIL SHARES

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 9:30a.m. on 12 August 2009 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the HTIL Shares from 9:30a.m. on 13 August 2009.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Additional Deposit”	the amount of US$ 10 million (or approximately HK$78 million) or US$10 million (or approximately HK$ 78 million) which is payable by the Purchaser upon its election to extend the Initial Long Stop Date to 16 January 2010 or 16 February 2010 respectively

“Affiliate”	has the meaning ascribed to such term in the Agreement

“Agreement”	the conditional agreement dated 12 August 2009 and made between Advent as vendor and the Purchaser for the sale and purchase of the Sale Shares

“Base Purchase Price”	NIS 5,290,960,470 (or approximately US$1,381 million)(or approximately HK$10,706 million)

“Business Day”	any day on which banks are open for business in the State of Israel, Singapore and New York City

“Closing”	the closing of the Transaction as set out in the Agreement

“Closing Date”	the date on which Closing occurs

“connected persons”	shall have the meaning ascribed to such term in the Listing Rules

“Debt Instrument”	the secured debt instrument to be issued at Closing by the Purchaser in favour of the Vendor (or its nominated holder or permitted assigns) in the principal amount of US$300 million (or approximately HK$2,325 million) bearing interest at an average rate of 3% for the different stages of the instrument and maturing on the end of a 54-month period after issue subject to provisions for prepayment and other terms and conditions to be stipulated prior to Closing

“Deposit”	the amount of US$25 million (or approximately HK$194 million) paid by the Purchaser to the Vendor upon the signing of the Agreement

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose HTIL Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and HTIL ADSs are listed on the New York Stock Exchange (Ticker: HTX)

“HTIL ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 HTIL Shares

“HTIL Board”	the board of HTIL Directors

“HTIL Circular”	the circular to the HTIL Shareholders on the Transaction to be despatched by HTIL as soon as practicable after the date of this announcement

“HTIL Directors”	directors of HTIL

“HTIL EGM”	the extraordinary general meeting of HTIL to be convened and held to consider and, if thought fit, approve the Transaction

“HTIL Group”	HTIL and its subsidiaries

“HTIL Shareholder(s)”	holder(s) of the HTIL Shares

“HTIL Share(s)”	ordinary share(s) in the capital of HTIL with a nominal value of HK$0.25 each

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and indirect holder of approximately 60.4% of the HTIL issued shares

“HWL Board”	the board of HWL Directors

“HWL Directors”	directors of HWL

“HWL Group”	HWL and its subsidiaries

“Initial Long Stop Date”	16 December 2009; provided however, that the Vendor may by written notice to the Purchaser prior to the Initial Long Stop Date, extend the Initial Long Stop Date on one or more occasions through and up to 16 February 2010

“Interest”	interest on the Base Purchase Price from the date of the Agreement to the date of Closing at LIBOR

“LIBOR”	shall have the meaning ascribed to such term in the Agreement

“Licences”	the licences granted by the MoC to Partner and its Subsidiaries as specified in the Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“MoC”	The Israeli Ministry of Communications

“Partner”	Partner Communications Company Ltd., a public company organised and existing under the laws of the State of Israel whose securities are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange

“Purchase Price”	the Base Purchase Price, subject to such adjustments as provided in the Agreement including the addition of Interest Payment

“Purchaser”	Scailex Corporation Ltd., a company incorporated in the State of Israel and the purchaser under the Agreement

“Transaction”	the sale and purchase of the Sale Shares on and subject to the terms and conditions set out in the Agreement

“Sale Group”	Partner and its subsidiaries

“Sale Shares”	78,940,104 fully paid ordinary shares at a par value of NIS 0.01 each, representing approximately 51.31% of the current issued share capital of Partner, and each a “Sale Share”

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“Vendor” or “Advent”	Advent Investments Pte Ltd, a wholly owned subsidiary of HTIL incorporated in Singapore, and the legal and beneficial owner of the Sale Shares

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“NIS”	New Israeli Shekels, the lawful currency of the State of Israel

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to HK$7.75 and US$1.00 to NIS3.83 are adopted.

As at the date of this announcement, the HWL Directors are:

Executive Directors:

Mr. LI Ka-shing (Chairman)

Mr. LI Tzar Kuoi, Victor (Deputy Chairman)

Mr. FOK Kin-ning, Canning

Mrs. CHOW WOO Mo Fong, Susan

Mr. Frank John SIXT

Mr. LAI Kai Ming, Dominic

Mr. KAM Hing Lam

Independent Non-executive Directors: The Hon. Sir Michael David KADOORIE Mr. Holger KLUGE Mrs. Margaret LEUNG KO May Yee Mr. WONG Chung Hin

Non-executive Directors: Mr. George Colin MAGNUS Mr. William SHURNIAK	Alternate Director: Mr. William Elkin MOCATTA (Alternate to The Hon. Sir Michael David Kadoorie)

As at the date of this announcement, the HTIL Directors are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man Cliff (Alternate to Mr. Christopher John Foll)

By Order of the Board HUTCHISON WHAMPOA LIMITED Edith Shih Company Secretary	By Order of the Board HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED Edith Shih Company Secretary

Hong Kong, 12 August 2009

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

HIGHLIGHTS

	Six months ended 30 June
	2008 HK$ millions		2009 HK$ millions
Turnover		7,991		6,411

Operating profit		1,859		499

Profit/(Loss) for the period from continuing operations		1,684		(221)

Profit from discontinued operations		279		196

Profit/(Loss) for the period		1,963		(25)

Profit/(Loss) attributable to equity holders of the Company		1,165		(285)

Basic earnings/(loss) per share attributable to equity holders of the Company	HK$	0.24	HK$	(0.06)

•	Group mobile customer base grew 36.5% year-on-year to approximately 11.6 million

•	Indonesian operation customer base rose to 6.4 million

•	Vietnam acquired 624,000 customers in the first quarter of service launch

•	Operating profit at HK$499 million, including one-time gains of HK$236 million

•	Spin-off of Hong Kong and Macau operations released value for shareholders

1

CHAIRMAN’S STATEMENT

Despite the challenging macro environment, the Group still reported significant progress in the emerging markets as well as sustained performance in its established operations for the first half of 2009.

Our Indonesian operation continued to make excellent progress in customer acquisition and network rollout. The customer base year-on-year doubled to 6.4 million and population coverage expanded to approximately 70% with more than 7,300 base stations on-air at the end of the period. We extended our footprint to Kalimantan and Sulawesi, and launched services in major cities including Balikpapan, Banjarmasin, Samarinda and Makassar.

In Vietnam, we successfully launched a new GSM service in the second quarter under the brand name “Vietnamobile”. The new brand and services were well received by the market and by the end of June approximately 624,000 customers had been acquired which was a very positive start for the operation.

Our Israeli operation, Partner Communications Company Ltd. (“Partner Communications”), continued to deliver satisfactory results in the first half and recorded strong growth in its 3G customer base which exceeded 1.1 million at the end of June.

Subsequent to 30 June 2009, the Group announced on 12 August 2009 that it had entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the transaction (and translation into US$ (HK$)) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

Following the spin-off and separate listing of the shares of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”) on the Main Board of The Stock Exchange of Hong Kong Limited, HTHKH ceased to be a subsidiary of the Group. Therefore, the results of HTHKH and its subsidiaries up to 7 May 2009 are presented as “discontinued operations” in accordance with International Financial Reporting Standard (“IFRS”) 5 “Non-current Assets Held for Sale and Discontinued Operations” in the condensed consolidated interim accounts for the six months ended 30 June 2009. The presentation of comparative information in respect of the six months ended 30 June 2008 has been restated in compliance with the requirements of IFRS 5.

Dividend

On 7 May 2009, the Company completed the payment of an interim dividend which was satisfied by way of distribution in specie of the entire share capital of HTHKH. The Board did not declare any further dividends for the six months ended 30 June 2009.

2

Results

Group Review

The Group’s unaudited loss from continuing operations attributable to equity holders of the Company in the first six months of 2009 was HK$460 million compared to a profit of HK$912 million in the same period last year. Basic loss per share from continuing operations in the first six months of 2009 was HK$0.10 compared with basic earnings per share from continuing operations of HK$0.19 in the same period last year.

Financial Results for the Six Months Ended 30 June 2009

Turnover of the Group was HK$6,411 million, a decrease of 19.8% compared to HK$7,991 million in the same period last year. The decrease was mainly driven by the depreciation of the New Israeli Shekel (“NIS”) against the Hong Kong Dollar (“HKD”). Excluding the NIS foreign exchange movement impact, the decrease in turnover was 8.2%. The decrease in underlying turnover reflected primarily the impact of the economic downturn during the first quarter of the year. Turnover from Israel represented 87.5% of the Group’s total turnover, Thailand accounted for 8.2%, Indonesia 3.5% and “Others” approximately 1%.

Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) decreased 38.9% to HK$1,117 million, compared to HK$1,829 million in the same period last year. The decrease in EBITDA was partly due to the unfavourable foreign exchange movement in NIS against HKD. Excluding the foreign exchange impact of NIS, EBITDA for the period decreased 20.4%, mainly due to the higher operating expenses in Indonesia as a result of the expanded network and the number of on-air base stations that almost doubled compared to June last year.

Depreciation and amortisation decreased 40.4% to HK$854 million, compared to HK$1,434 million in the same period last year. The decrease was partly due to the accelerated depreciation charge of HK$305 million on certain network assets in Vietnam and Israel in the first half of last year and also a lower depreciation charge in our Israeli operation this year as a result of the change in accounting estimate on the useful lives of certain fixed assets.

Operating profit for the first half of 2009 was HK$499 million, compared to HK$1,859 million in the same period last year which included a one-time gain of HK$1,464 million.

The decrease in the operating profit was largely due to less one-time gains recognised during the first half of 2009 compared to the same period last year. Excluding the one-time gains, operating profit for the first half of 2009 was HK$263 million compared to HK$395 million in the same period last year, reflecting mainly increased footprint in Indonesia.

In the first six months of 2009, the Group recorded a net interest expense of HK$341 million compared to a net interest income of HK$212 million in the same period last year. This was primarily due to the payment of a special dividend totalling approximately HK$33.7 billion in December 2008 which significantly reduced the Group’s cash balance.

3

Taxation charges in the first half of 2009 of HK$379 million compared to HK$387 million in the same period last year. Current taxation in the first half of 2009 decreased to HK$344 million compared to HK$483 million in the same period last year, reflecting a lower level of taxable profit generated by the Group. The increase in deferred taxation was due to the timing difference between the accounting base and the taxation base for depreciation charges arising from the change in the accounting estimate on the useful lives of certain fixed assets in Israel.

The Group recorded a loss from its continuing operations of HK$221 million compared to a profit of HK$1,684 million in the same period last year.

Loss from continuing operations attributable to the equity holders of the Company was HK$460 million for the six months ended 30 June 2009.

Operations Review

Indonesia

Our Indonesian operation continued to grow its customer base with strong acquisition momentum. On a yearly basis the customer base doubled to 6.4 million, largely a result of the increase in our population coverage with more than 7,300 base stations on-air at the end of June.

Financial results for the six months ended 30 June 2009

Turnover in the first half of 2009 was HK$223 million, an increase of 48.7% from HK$150 million in the same period last year. The increase in revenue was driven primarily by the significant growth in customer base and reflected a 100.9% increase on a yearly basis.

Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) was HK$764 million compared to HK$348 million in the same period last year. The increase in LBITDA was mainly due to the network expansion and the increase in the number of leased base station tower sites that resulted in higher network operating costs.

Depreciation and amortisation increased to HK$191 million from HK$165 million in the same period last year. The increase in depreciation was mainly on the incremental capital expenditure recognised as fixed assets during the period and in the second half of last year.

During the first half of 2009, the Indonesian operation recognised two one-time gains totalling HK$233 million compared to the one-time gains in the same period last year of HK$1,463 million. A disposal gain of HK$167 million was recognised on the 248 base station tower sites transferred to PT Profesional Telekomunikasi Indonesia. Another one-time gain of HK$66 million was recognised as other income relating to a network supplier’s compensation in the form of credit vouchers.

4

Operating loss for the first six months of 2009 was HK$722 million, compared to an operating profit of HK$950 million in the same period last year. If the one-time gains were excluded, the operation would have reported an operating loss of HK$955 million compared to HK$513 million in the same period last year.

Capital expenditure was HK$1,424 million, compared to HK$947 million in the same period last year, reflecting the accelerated network rollout strategy implemented since the second half last year.

During the first half of 2009, the outstanding debt under the vendor finance facility was fully repaid which was funded by an intra-group loan arrangement.

Israel

Partner Communications is one of the leading lsraeli mobile communications operators with approximately 2,944,000 customers by the end of the second quarter, of which approximately 1,102,000 customers were under the 3G network. The 3G customer base increased 32.1% when compared with same period last year.

Financial results for the six months ended 30 June 2009

Turnover was HK$5,610 million for the first six months of 2009, a decrease of 19.7% compared to the same period last year. Excluding the impact of adverse foreign exchange movement, the underlying turnover decreased 6.6% which reflected the lower roaming activity and lower voice revenues resulting from the reduction in the billing interval from 12 second intervals to single second intervals mandated by the Ministry of Communications from 1 January 2009. The negative impact on revenues was partially offset by the 9.8% growth in SMS, content and data services in NIS terms compared to the first half last year.

EBITDA in the first half of 2009 was HK$2,093 million, a decrease of 11.7% compared to the same period last year. Excluding the impact of foreign exchange movement, the underlying EBITDA was comparable to last year.

Depreciation and amortisation was HK$623 million, a decrease of HK$402 million compared to the same period last year mainly due to the change in the accounting estimate on the useful lives of certain fixed assets in 2009 and the higher accelerated depreciation charge on some 3G equipment in the first half of 2008.

Operating profit of Partner Communications was HK$1,473 million compared to HK$1,345 million for the same period last year.

Capital expenditure on fixed assets of HK$522 million compared to HK$546 million in the same period last year.

5

Thailand

The Group’s Thailand operation continued to deliver positive EBITDA, despite the impact of the economic and political instability in the first half of 2009.

Financial results for the six months ended 30 June 2009

Turnover was HK$525 million for the first half of 2009, a decrease of 15.5% from HK$621 million in the same period last year. The decline in turnover was mainly due to the decrease in the customer base and the economic environment. In addition, the weakening of the Thai Baht against HKD accounted for 7.5% of the decline.

EBITDA was HK$41 million, compared to HK$59 million in the same period last year mainly due to the reduction in revenue and adverse foreign exchange movement.

Operating profit for the first half of 2009 was HK$39 million, compared to HK$59 million in the same period last year.

Capital expenditure for the first half of 2009 was HK$20 million compared to HK$18 million in the same period last year. This expenditure represented the maintenance capital expenditure required for the business operation.

The Group remains in discussion about a potential exit for our Thailand operation with CAT Telecom Public Company Limited.

Others

“Others” is currently comprised of Vietnam, Sri Lanka and Corporate office.

Vietnam

Vietnamobile continued to operate under a business cooperation contract partnership with Hanoi Telecommunications Joint Stock Company in force since 2005.

We launched a GSM service in the second quarter of 2009 under the brand name “Vietnamobile”. By the end of the quarter we had acquired approximately 624,000 customers, mostly in the prepaid segment, and had a network footprint of approximately 1,500 base stations on-air with approximately 65% population coverage.

6

Financial results for the six months ended 30 June 2009

Comparison to the prior period and like-for-like basis is not provided as Vietnamobile has changed its technology and business model from CDMA service provider to GSM. LBITDA was HK$125 million in the first half of 2009 and the operating loss for the period was HK$141 million.

Capital expenditure was HK$383 million and represented mainly the first phase investment in the core and access network of the GSM platform as well as the costs incurred for the conversion of the re-deployable part of the legacy CDMA network into the GSM standard.

Sri Lanka

Turnover for the first six months was HK$37 million, compared to HK$89 million for the same period last year. The significant decrease in turnover was attributable to the erosion in the customer base and decline in ARPU as a result of the severe market competition, increased government levies and subdued consumer environment.

LBITDA for the first six months of 2009 was HK$39 million. Depreciation and amortisation for the first half increased slightly to HK$20 million from HK$19 million in the same period last year and the operating loss for the first half of 2009 was HK$59 million. Despite the adverse environment, we continued our network expansion and target to increase the population coverage to 65% by the end of 2009.

Outlook

While the signs of any recovery in the global economy in the second quarter are unclear, we remain optimistic about the second half. The performance of our Indonesian and Vietnamese operations in the first half has been above our expectation and both operations will continue to focus on customer growth and increase market share penetration in the second half of the year.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 12 August 2009

7

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE

	Note	Unaudited 2008		Unaudited 2009		Unaudited 2009
		HK$ millions		HK$ millions		US$ millions
						(Note 13)
Continuing operations:
Turnover	4		7,991		6,411		827
Cost of inventories sold			(1,180)		(467)		(60)
Staff costs			(996)		(953)		(123)
Depreciation and amortisation			(1,434)		(854)		(110)
Other operating expenses			(3,986)		(3,874)		(500)
Profit on disposal of investments and others, net	6		1,464		236		30

Operating profit			1,859		499		64
Interest income			624		61		8
Interest and other finance costs			(412)		(402)		(51)

Profit before taxation			2,071		158		21
Taxation	7		(387)		(379)		(49)

Profit/(Loss) for the period from continuing operations			1,684		(221)		(28)

Discontinued operations:
Profit from discontinued operations			279		196		25

Profit/(Loss) for the period			1,963		(25)		(3)

Attributable to:
Equity holders of the Company:
- continuing operations			912		(460)		(59)
- discontinued operations			253		175		22

			1,165		(285)		(37)

Minority interest:
- continuing operations			772		239		31
- discontinued operations			26		21		3

			798		260		34

			1,963		(25)		(3)

Dividend	8		—		10,234		1,321

Earnings/(Loss) per share from continuing operations attributable to equity holders of the Company:
- basic	9	HK$	0.19	HK$	(0.10)	US$	(0.01)

- diluted	9	HK$	0.19	HK$	(0.10)	US$	(0.01)

Earnings/(Loss) per share attributable to equity holders of the Company:
- basic	9	HK$	0.24	HK$	(0.06)	US$	(0.01)

- diluted	9	HK$	0.24	HK$	(0.06)	US$	(0.01)

8

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE

	Unaudited 2008	Unaudited 2009	Unaudited 2009
	HK$ millions	HK$ millions	US$ millions
			(Note 13)
Profit/(Loss) for the period	1,963	(25)	(3)

Other comprehensive income
Actuarial gains of defined benefit plans, net of tax	—	31	4
Exchange translation differences	990	(12)	(2)
Cash flow hedges
- effective portion of changes in fair value, net of tax	(102)	—	—
- transfer from equity to income statement, net of tax	95	—	—

Total other comprehensive income for the period	983	19	2

Total comprehensive income/(expense) for the period	2,946	(6)	(1)

Attributable to:
Equity holders of the Company	1,690	(170)	(22)
Minority interest	1,256	164	21

	2,946	(6)	(1)

9

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	Audited As at 31 December 2008	Unaudited As at 30 June 2009	Unaudited As at 30 June 2009
		HK$ millions	HK$ millions	US$ millions
				(Note 13)
ASSETS
Current assets
Cash and cash equivalents		2,525	742	96
Trade and other receivables		5,072	4,447	574
Stocks		463	283	37
Derivative financial assets		48	27	3

Total current assets		8,108	5,499	710

Assets held for sale		174	—	—

Non-current assets
Fixed assets		17,216	9,613	1,240
Goodwill		6,815	2,473	319
Other intangible assets		7,160	5,665	731
Other non-current assets		3,844	2,550	329
Deferred tax assets		368	—	—
Interests in associates		2	—	—
Interests in jointly-controlled entities		88	—	—

Total non-current assets		35,493	20,301	2,619

Total assets		43,775	25,800	3,329

LIABILITIES
Current liabilities
Trade and other payables		8,000	5,645	729
Borrowings		7,652	1,795	232
Current income tax liabilities		104	25	3
Derivative financial liabilities		27	41	5

Total current liabilities		15,783	7,506	969

Non-current liabilities
Borrowings		3,348	2,699	348
Deferred tax liabilities		457	397	51
Other non-current liabilities		2,458	3,982	514

Total non-current liabilities		6,263	7,078	913

Total liabilities		22,046	14,584	1,882

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		1,204	1,204	155
Reserves	12	17,909	7,521	970

		19,113	8,725	1,125
Minority interest		2,616	2,491	322

Total equity		21,729	11,216	1,447

Total equity and liabilities		43,775	25,800	3,329

Net current liabilities		(7,675)	(2,007)	(259)

Total assets less current liabilities		27,992	18,294	2,360

10

1.	GENERAL INFORMATION

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc.

The Company and its subsidiaries (together the “Group”) have been engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka. The Group also had fixed-line telecommunications business in Hong Kong and Israel. Following the distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), the then indirect wholly-owned subsidiary of the Company, on 7 May 2009 and the listing of HTHKH’s shares on the Main Board of the SEHK on 8 May 2009, the Group has since ceased to engage in the mobile telecommunications and related businesses in Hong Kong and Macau and the fixed-line telecommunications business in Hong Kong.

2.	BASIS OF PREPARATION

These interim accounts are for the six months ended 30 June 2009. They have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and Appendix 16 of the Rules Governing the Listing of Securities on the SEHK (the “Listing Rules”). These interim accounts should be read in conjunction with the 2008 annual accounts.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the 2008 annual accounts, except for the adoption of the new or revised International Financial Reporting Standards as issued by the IASB (“IFRS”, which term collectively includes IAS and related interpretations), which are relevant to the Group’s operations and are mandatory for accounting periods beginning on 1 January 2009. The adoption of these new or revised IFRS has no material effect on the Group’s results and financial position for the current or prior periods.

4.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	Six months ended 30 June
HK$ millions	2008	2009
Continuing operations
Mobile telecommunications services	7,209	5,851
Mobile telecommunications products	782	521
Fixed-line telecommunications services	—	39

	7,991	6,411

Discontinued operations
Mobile telecommunications services	2,263	1,541
Mobile telecommunications products	136	203
Fixed-line telecommunications services	1,352	975
Other non-telecommunications businesses	18	11

	3,769	2,730

	11,760	9,141

11

5.	SEGMENT INFORMATION

Segment information is provided on the basis of primary geographical regions, the basis on which the Group manages its world-wide interests. Management of the Group measures the performance of its segments based on operating profit. The segment information on turnover and operating profit/(loss) agrees to the aggregate information in the interim accounts. As such, no reconciliation between the segment information and the aggregate information in the interim accounts is presented.

For the six months ended 30 June 2008

HK$ millions	Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations - Hong Kong and Macau
Turnover	6,990	621	150	230	7,991	3,769
Operating costs	(4,621)	(562)	(498)	(481)	(6,162)	(2,375)
Depreciation and amortisation	(1,025)	—	(165)	(244)	(1,434)	(972)
Profit on disposal of investments and others, net	1	—	1,463	—	1,464	—

Operating profit/(loss)	1,345	59	950	(495)	1,859	422

Capital expenditures incurred during the period	546	18	947	278	1,789	645

*	“Others” segment for the six months ended 30 June 2008 comprised Sri Lanka, Ghana, Vietnam and Corporate.

For the six months ended 30 June 2009

HK$ millions	Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations - Hong Kong and Macau
Turnover	5,610	525	223	53	6,411	2,730
Operating costs	(3,517)	(484)	(987)	(306)	(5,294)	(1,793)
Depreciation and amortisation	(623)	(2)	(191)	(38)	(854)	(671)
Profit on disposal of investments and others, net	3	—	233	—	236	—

Operating profit/(loss)	1,473	39	(722)	(291)	499	266

Capital expenditures incurred during the period	735	20	1,424	432	2,611	498

*	“Others” segment for the six months ended 30 June 2009 comprised Sri Lanka, Vietnam and Corporate.

12

6.	PROFIT ON DISPOSAL OF INVESTMENTS AND OTHERS, NET

		Six months ended 30 June
HK$ millions	Note	2008	2009
Net profit on partial disposal of a subsidiary	(a)	1	3
Profit on disposal of base station tower sites	(b)	732	167
Other income, net	(c)	731	66

		1,464	236

(a)	Net profit on partial disposal of a subsidiary

During the six months ended 30 June 2009, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (six months ended 30 June 2008 - HK$1 million) following the exercise of share options held by the option holders of Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company.

(b)	Profit on disposal of base station tower sites

On 18 March 2008, PT. Hutchison CP Telecommunications (“HCPT”), a non-wholly owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on 18 March 2008. During the six months ended 30 June 2009, the sale of Tranches 3 and 4 comprising 248 sites was completed whereby the Group recognised a gain of US$21.4 million (HK$167 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. The leaseback has been accounted for as an operating lease and the Group recognised an operating lease expense of HK$124 million during the six months ended 30 June 2009 (six months ended 30 June 2008 - HK$20 million).

(c)	Other income, net

During the six months ended 30 June 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the six months ended 30 June 2008.

During the six months ended 30 June 2009, the subsidiary operating in Indonesia was also provided with credit vouchers from a network supplier in compensation for the network outage suffered from the network rollout amounting to US$8.5 million (HK$66 million), which was recognised as other income in the income statement for the six months ended 30 June 2009.

13

7.	TAXATION

	Six months ended 30 June
		2008			2009
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	—	—	—	—	—	—
Outside Hong Kong	483	(96)	387	344	35	379

	483	(96)	387	344	35	379

During the six months ended 30 June 2009 and 2008, no Hong Kong profits tax has been provided for as all the Group’s profits from continuing operations were generated outside Hong Kong. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

8.	DIVIDEND

	Six months ended 30 June
HK$ millions	2008	2009
Interim dividend in specie, declared and paid, of one HTHKH share per one ordinary share of the Company	—	10,234

9.	EARNINGS/(LOSS) PER SHARE

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2008	2009
Weighted average number of shares in issue	4,784,413,333	4,814,346,208

Profit/(Loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	912	(460)

Basic earnings/(loss) per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	253	175

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.05	0.04

Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	1,165	(285)

Basic earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.24	(0.06)

14

9.	EARNINGS/(LOSS) PER SHARE (CONTINUED)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2008	2009
Weighted average number of shares in issue	4,784,413,333	4,814,346,208
Adjustment for share options (Note 1)	24,666,453	—

Weighted average number of shares for the purpose of diluted earnings per share	4,809,079,786	4,814,346,208

Profit/(Loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	912	(460)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions) (Note 2)	—	(2)

Profit/(Loss) from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings/(loss) per share from continuing operations (HK$ millions)	912	(462)

Diluted earnings/(loss) per share from continuing operations attributable to equity holders of the Company (HK$ per share)	0.19	(0.10)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	253	175

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.05	0.04

Profit/(Loss) attributable to equity holders of the Company (HK$ millions)	1,165	(285)
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ million) (Note 2)	—	(2)

Profit/(Loss) attributable to equity holders of the Company for the purpose of diluted earnings/(loss) per share (HK$ millions)	1,165	(287)

Diluted earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	0.24	(0.06)

Notes:

1.	The outstanding share options granted by the Company has no dilutive effect during the six months ended 30 June 2009.

2.	The adjustment for dilutive impact on loss per share for the six months ended 30 June 2009 arose from the employee stock options of Partner Communications outstanding as at 30 June 2009. Other than the Company itself, Partner Communications is the only company within the Group which has employee stock option plans.

15

10.	TRADE RECEIVABLES

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

HK$ millions	As at 31 December 2008	As at 30 June 2009
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,969	1,410
31 - 60 days	615	599
61 - 90 days	187	108
Over 90 days	637	528

	3,408	2,645

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

11.	TRADE PAYABLES

HK$ millions	As at 31 December 2008	As at 30 June 2009
The ageing analysis of trade payables is as follows:
Current	1,305	1,012
31 - 60 days	392	270
61 - 90 days	125	104
Over 90 days	142	227

	1,964	1,613

16

12.	RESERVES

HK$ millions	Share premium	Retained earnings / (Accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
As at 1 January 2008	21,510	27,771	(734)	309	1,233	50,089
Profit attributable to equity holders of the Company for the period	—	1,165	—	—	—	1,165
Exchange translation differences	—	—	583	(51)	—	532
Cash flow hedges
- effective portion of changes in fair value, net of tax	—	—	—	(102)	—	(102)
- transfer from equity to income statement, net of tax	—	—	—	95	—	95
Employee share option scheme
- value of services provided	—	—	—	60	—	60
Issuance of ordinary shares arising from exercise of employee share options	38	—	—	(39)	—	(1)
Relating to dilution of interest in a subsidiary	—	—	—	(2)	—	(2)

As at 30 June 2008	21,548	28,936	(151)	270	1,233	51,836

As at 1 January 2009	21,813	(4,155)	(1,059)	77	1,233	17,909
Loss attributable to equity holders of the Company for the period	—	(285)	—	—	—	(285)
Actuarial gains of defined benefit plans, net of tax	—	16	—	—	—	16
Exchange translation differences	—	—	99	—	—	99
Effect of distribution in specie (Note 8)	—	(10,214)	(3)	(17)	—	(10,234)
Employee share option scheme
- value of services provided	—	—	—	23	—	23
Relating to dilution of interest in a subsidiary	—	—	—	(7)	—	(7)

As at 30 June 2009	21,813	(14,638)	(963)	76	1,233	7,521

13.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in these interim accounts are supplementary information and have been translated at HK$7.75 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

17

CAPITAL RESOURCES AND LIQUIDITY

The capital and reserves attributable to equity holders of the Company as at 30 June 2009 were approximately HK$8,725 million, compared with HK$19,113 million as at 31 December 2008.

The net debt of the Group was approximately HK$6,014 million, comprising the cash and cash equivalents of approximately HK$742 million and debt of approximately HK$6,756 million, as follows:

	As at 30 June 2009
	Total debt	Note	Cash and cash equivalents	Net cash / (debt)
	HK$ millions		HK$ millions	HK$ millions
Continuing operations
Israel	(3,932)		328	(3,604)
Thailand	(342)		8	(334)
Indonesia	(220)		54	(166)

	(4,494)	(a)	390	(4,104)
Others	(2,262)	(b)	352	(1,910)

	(6,756)		742	(6,014)

(a)	As at 30 June 2009, total borrowings of HK$39 million (as at 31 December 2008 - HK$69 million) were guaranteed by members of Hutchison Whampoa Limited (“HWL”) group in respect of loans to the Group’s Thailand operation only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group for the six months ended 30 June 2009 in respect of these borrowings was HK$1 million (six months ended 30 June 2008 - HK$3 million).

As at 30 June 2009, no fixed assets and current assets of the Group were used as collateral for these borrowings (as at 31 December 2008 - fixed assets of HK$1,131 million and current assets of HK$14 million). None of these current borrowings (as at 31 December 2008 - HK$948 million) and non-current borrowings (as at 31 December 2008 - Nil) as at 30 June 2009 were secured.

(b)	As at 30 June 2009, the Group was granted a senior secured term loan/revolving credit facility, as amended and restated in April 2009 from the original facility dated November 2008, from an indirect subsidiary of HWL, in the maximum aggregate amount of US$1,790 million (approximately HK$13,872 million) in two tranches at LIBOR + 2.45% per annum with final maturity on 15 November 2011. There is an upfront fee of US$5 million (approximately HK$39 million) and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. The facility is secured by the assets, rights and business and the issued share capital of the Company and certain of its subsidiaries and is guaranteed by the Company and certain of its subsidiaries. The undrawn facility of US$280 million under the first tranche expired on 14 May 2009. As at 30 June 2009, the loan due to the related company was US$290 million (approximately HK$2,262 million) which is repayable on 15 November 2011, while the amount of the undrawn facility in the maximum aggregate amount of US$1,220 million (approximately HK$9,455 million) is available to the Group until one week before the final maturity date of 15 November 2011.

The Group’s total debt at 30 June 2009 is denominated and repayable as follows:

	USD	NIS	THB	Total
Within 1 year	1.0%	21.1%	4.5%	26.6%
In year 2	0.3%	21.2%	—	21.5%
In year 3	33.8%	15.9%	—	49.7%
In year 4	0.3%	—	—	0.3%
In year 5	0.3%	—	—	0.3%
Beyond 5 years	1.6%	—	—	1.6%

	37.3%	58.2%	4.5%	100.0%

As at 30 June 2009, approximately 96.6% of the Group’s debt bore interest at floating rates and the remaining 3.4% was at fixed rates.

The non-Hong Kong Dollar and non-US Dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned.

The Group’s cash and cash equivalents at 30 June 2009 are denominated as follows:

	HK$	USD	NIS	THB	Others	Total
Within 1 year	1.4%	44.6%	43.4%	1.1%	9.5%	100.0%

18

CAPITAL EXPENDITURE

The Group’s capital expenditures for continuing operations in the first six months of 2008 and 2009 are as follows:

	Capital expenditure on fixed assets Six months ended 30 June		Capital expenditure on other intangible assets Six months ended 30 June
HK$ millions	2008	2009	2008	2009
Israel	546	522	—	213
Thailand	18	20	—	—
Indonesia	947	1,424	—	—
Others	278	432	—	—

Total capital expenditures for continuing operations	1,789	2,398	—	213

Capital expenditure on fixed assets in the first six months of 2009 was HK$2,398 million, increased from HK$1,789 million in the same period last year. The increase in capital expenditure on fixed assets in Indonesian operation mainly reflected the capital expenditure incurred for the network rollout. Others comprised mainly network equipment purchases in our Vietnamese and Sri Lankan operations for HK$383 million and HK$49 million respectively.

Capital expenditure on other intangible assets comprised of customer acquisition and retention costs. It was HK$213 million in the first six months of 2009, compared with nil in the same period last year.

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. Where appropriate, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong Dollar and non-US Dollar assets, the Group generally endeavors to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

19

CONTINGENT LIABILITIES

As at 30 June 2009, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$6 million (as at 31 December 2008 – HK$50 million).

(b)	a total of 16 claims against the Group’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	As at 31 December 2008	As at 30 June 2009
Alleged violation of antitrust law	246	235
Alleged consumer complaints	1,719	4,217
Alleged unauthorised erection of cellular antennas, causing environmental damages	2,050	1,960

During the six months ended 30 June 2009, Partner Communications has made a provision of NIS2.5 million (approximately HK$5 million) (as at 31 December 2008 – Nil), based on its estimate of the amount that may be required to settle two claims in an aggregate amount of approximately NIS74 million (approximately HK$145 million). Save for the aforesaid provision, the Company and Partner Communications have made no other provisions for the remaining claims.

(c)	a claim of approximately NIS42.5 million (approximately HK$83 million) (as at December 2008 – NIS42.5 million (approximately HK$87 million)) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC. During the six months ended 30 June 2009, Partner Communications has made a provision of NIS26 million (approximately HK$51 million) (as at 31 December 2008 – Nil) in respect of this claim.

SUBSEQUENT EVENT

Subsequent to 30 June 2009, the Group announced on 12 August 2009 that it had entered into an agreement to sell its entire shareholding in Partner Communications in Israel, for a total consideration, subject to adjustments, of NIS5,290,960,470 (approximately US$1,381 million) (approximately HK$10,706 million). The consideration is comprised of cash of NIS4,141,960,470 (approximately US$1,081 million) (approximately HK$8,381 million) and a secured debt instrument of US$300 million (approximately HK$2,325 million). The transaction, subject to certain completion conditions including regulatory approval, is targeted to be completed in the second half of this year. The profit before taxation from disposal on completion of the transaction (and translation into US$ (HK$)) is estimated to be approximately US$1,000 million (approximately HK$7,750 million).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving and maintaining the highest standards of corporate governance. Throughout the six months ended 30 June 2009, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

SECURITIES TRANSACTIONS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities. All Directors of the Company have confirmed that throughout the six months ended 30 June 2009, they have complied with the provisions of both the Model Code and the Securities Trading Policy.

20

GENERAL INFORMATION

The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2009 have been reviewed by the Company’s auditor, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by International Auditing and Assurance Standards Board. The auditor’s independent review report will be included in the Interim Report to Shareholders. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2009 have also been reviewed by the Audit Committee of the Company.

As part of its periodic review of company filings, the United States Securities and Exchange Commission (“SEC”) sent the Company comments in August 2008 regarding the Company’s Annual Report on Form 20-F for the year ended 31 December 2007. A major comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by the Company’s Indonesia subsidiary, HCPT, in 2008. These transactions were disclosed as a subsequent event in the Company’s 2007 accounts, and details of the transactions and the applicable accounting treatment are disclosed in Note 6(b) of this Announcement. The Company believes the accounting treatment it adopted is appropriate, and is continuing to engage with and provide further requested information to the SEC. The Company cannot predict the outcome of this review, and there is a risk that an adjustment to the Company’s accounts may be required in order to account for the sale and leaseback transactions as a finance lease. If the Company were required to account for the sale and leaseback transactions as a finance lease, the Company would not recognise a gain from the sales of the base station tower sites or an operating lease expense. Instead, the Company would be required to recognise the leased assets and the related finance lease obligations on our balance sheet and to recognise depreciation expense on the leased assets and an interest element of the lease payments as interest expense.

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the SEC.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

21

Exhibit 1.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE SECOND QUARTER 2009

HIGHLIGHTS

•	Total customer base at approximately 11.6 million

•	Indonesia customer base grew 21.3% quarter-on-quarter to 6.4 million

•	Vietnam acquired 624,000 customers in the first quarter of service launch

We have had a solid start to our Vietnam GSM operation under the brand name “Vietnamobile”, with approximately 624,000 customers acquired by the end of the quarter, which exceeded our initial expectation.

Our Indonesian operation again recorded significant growth in its prepaid customer base with over 1.1 million net additions during the quarter and the customer base doubled to 6.4 million on a yearly basis. Our Israeli operation also recorded improvement across all its Key Performance Indicators (“KPIs”) from the first quarter with particular strong growth in the 3G customer base to over 1.1 million.

The Group remains in discussion about a potential exit for our Thailand operation with CAT Telecom Public Company Limited. We have decided to exclude the KPIs of our Thailand operation in the quarterly announcement starting from this quarter.

OPERATIONS REVIEW

Indonesia

Our Indonesian operation continued to register strong customer growth with a record of 1.1 million customer net additions that brought the total customer base to 6,434,000 at the end of the second quarter. This compared with a customer base of 3,203,000 customers in same period last year and on a yearly basis, the Indonesian customer base grew 100.9%.

Blended Average Revenue Per User (“ARPU”) increased modestly with prepaid ARPUs in the second quarter at IDR10,316 compared to IDR9,963 in the previous quarter.

Blended Minutes of Use (“MOU”) for the quarter remained flat at 55 minutes compared to last quarter and compared to 82 minutes in the same quarter last year mainly due to the reduction in promotional on-net minutes offered. Blended churn remained high, although comparable to last quarter, at 24.9%.

1

Israel

Our Israeli operation added approximately 41,000 net new customers and increased the customer base to approximately 2,944,000 by the end of the second quarter. During the quarter, the 3G customer base increased 81,000 to 1,102,000.

ARPU was NIS151 in the second quarter, an increase of 4.1% from NIS145 in the first quarter, driven mainly by the increase in MOU and non-voice revenue. Compared to NIS158 in the same quarter last year ARPU in the second quarter decreased 4.4%, and reflected some reduction in roaming revenues and the impact on voice revenues from the reduction in the billing interval as a result of regulatory requirements.

MOU were 364 minutes for the quarter increased from 358 minutes in the first quarter, and were comparable with the 368 minutes in the same quarter last year.

Churn improved in the second quarter to 1.3% from 1.6% in the first quarter and remained stable when compared to same quarter last year.

Vietnam

Our Vietnamese operation recorded very positive first quarter results with its new GSM service and acquired approximately 624,000 customers, mostly in the prepaid segment. This was a good start with growth rates being sustained into the third quarter.

ARPU was at VND68,000 and MOU were initially high at 221 minutes, due to short term promotions that allowed a high volume of on-net minutes.

We had approximately 1,500 base stations on-air nationwide with approximately 65% population coverage at the end of June. We target to double our network size and increase the population coverage to reach 75% by the end of 2009.

Sri Lanka

In Sri Lanka we continued to be affected by the adverse economic conditions and severe market competition. Our customer base decreased to 536,000 from 722,000 in the first quarter, and churn increased to 10.8%. ARPU declined 19.6% quarter-on-quarter to LKR119 although MOU remained stable compared to the last quarter. We have taken measures to strengthen the management team and process and we expect to see improvement in the second half.

FOK Kin-ning, Canning

Chairman

Hong Kong, 12 August 2009

2

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

3

Unaudited Key Performance Indicators for Second Quarter 2009

Customer Base Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Indonesia	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196

Israel	2,944	2,174	770	2,903	2,159	744	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721

Sri Lanka	536	—	536	722	—	722	887	—	887	958	—	958	1,291	—	1,291

Vietnam	624	1	623	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Israel relate to both 2G and 3G services.
(7)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

ARPU[1] Market		Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (‘000)	11	202	10	10	183	10	11	134	11	10	134	9	12	108	12

Israel	NIS	151	X	X	145	X	X	158	X	X	166	X	X	158	X	X

Sri Lanka	LKR	119	—	119	148	—	148	164	—	164	181	—	181	163	—	163

Vietnam	VND (‘000)	68	250	68	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Israel relate to both 2G and 3G services.
(4)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

MOU[1] Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	55	375	54	55	342	55	55	225	55	56	209	56	82	117	82

Israel	364	X	X	358	X	X	357	X	X	376	X	X	368	X	X

Sri Lanka	77	—	77	77	—	77	74	—	74	71	—	71	54	—	54

Vietnam	221	156	221	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

Churn[1] Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%

Israel	1.3%	X	X	1.6%	X	X	1.5%	X	X	1.3%	X	X	1.3%	X	X

Sri Lanka	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%

Vietnam	0.3%	10.6%	0.3%	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

4

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

5

Exhibit 1.5

Hutchison Telecom Announces 2009 Interim Results

Key Highlights:

•	Group total mobile customers grew 36.5 % year-on-year to approximately 11.6 million

•	Substantial increase of customer base in Indonesia to 6.4 million

•	Very positive GSM launch in Vietnam with customer acquisitions of 624,000

•	Operating profit at HK$499 million, including one-time gains of HK$236 million

•	Spin-off of Hong Kong and Macau operations released value for shareholders

Financial Results Highlights:

	Six months ended 30 June
	2008			2009
	HK$ millions			HK$ millions
Turnover		7,991		6,411
Operating profit		1,859		499
Profit /(Loss) for the period from continuing operations		1,684		(221)
Profit from discontinued operations		279		196
Profit/ (Loss) for the period		1,963		(25)
Profit/ (Loss) attributable to equity holders of the Company		1,165		(285)
Basic earnings/(loss) per share attributable to equity holders of the Company	HK$	0.24	HK$	(0.06)

Hong Kong, 12 August 2009 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Group’; ‘the Company’; SEHK:2332; NYSE: HTX) today announced the financial results for the six months ended 30 June 2009 and quarterly key performance indicators (‘KPIs’) for the second quarter of 2009. The Group reported good progress in the emerging markets and continued to deliver sound underlying performance both operationally and financially in a challenging macro environment.

The Group’s total customer base increased 36.5% to approximately 11.6 million on a like-for-like basis compared with last year, with the net gain mostly contributed by the Indonesian operation. The Israeli operation maintained its 3G customer growth momentum which drove the 3G customer base to over 1.1 million. The Group’s operation in Vietnam successfully launched GSM service under the brand name Vietnamobile and started the second quarter with very positive customer acquisitions of approximately 624,000. The Group’s strategy of accelerated network rollout produced results during the period. The Indonesian operation launched service in Kalimantan and Sulawesi and continued to deepen the network coverage in Java and Sumatra. The Vietnamese operation increased the number of base stations on-air to approximately 1,500 and is on track to take it to 3,000 by the end of the year.

The Group successfully spun off its Hong Kong and Macau operations in May 2009 to release value for shareholders. The combined share price of the two listed companies was over 50% higher than that of the share price of Hutchison Telecom on the day of the spin-off announcement.

Financially, the Group’s first half results were adversely impacted by the depreciation of the New Israeli Shekel (‘NIS’) against the Hong Kong Dollar (‘HKD’). Turnover decreased 19.8% to HK$6,411 million compared to HK$7,991 million in the same period last year. Excluding the impact of weaker NIS, the decrease in underlying turnover was 8.2% reflecting primarily the impact of the economic downturn. Earnings Before Interest, Tax, Depreciation and Amortisation (‘EBITDA’) decreased 38.9% to HK$1,117 million compared to HK$1,829 million in the same period last year. Excluding the foreign exchange impact of NIS, EBITDA for the period decreased 20.4%. This was mainly due to the ongoing network rollout in Indonesia that almost double the on-air base stations compared to last June. The loss attributable to equity holders of the Company for the period was HK$285 million.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are pleased to see a sound half year with strong growth in customers and accelerated network rollout in the Company’s key operations of Indonesia and Vietnam. In face of the challenging economic conditions in the markets during the period, we continued to improve operational efficiencies and reduce costs. The Group also successfully released value for shareholders with the spin-off of its Hong Kong and Macau operations. ”

“We are optimistic that the momentum in Indonesia and Vietnam will carry into the remainder of 2009 and the measures taken in Sri Lanka to strengthen its competitive position will produce an improved performance in the second half, ” said Mr Lui.

Review of Operations

Indonesia

•	Customer base grew to 6.4 million, more than double on a yearly basis

•	Turnover increased 48.7% to HK$223 million

•	Accelerated network expansion with over 7,300 sites and services launched in Kalimantan and Sulawesi

The Group’s Indonesian operation PT. Hutchison CP Telecommunications (‘HCPT’) continued to expand its network footprint in the first half of 2009, along with substantial growth in customers. Against fierce competition the customer base grew 101% on a yearly basis to 6.4 million with a record 1.1 million net additions during the quarter. HCPT expanded its population coverage to approximately 70%, covering Kalimantan and Sulawesi and with services launched in new major cities. The operation is on track to increase its network to 9,000 base stations on-air with a population coverage of over 75% by the end of 2009.

HCPT’s turnover for the first half of 2009 increased 48.7% to HK$223 million. However, as the network expanded so the network operating costs became higher. Its Loss Before Interest, Taxation, Depreciation and Amortisation (‘LBITDA’) for the first six months of 2009 increased to HK$764 million, compared to HK$348 million in the same period last year.

HCPT reported stable KPIs compared with the previous quarter. Prepaid Average Revenue Per User (‘ARPU’) increased modestly to IDR10,316 from IDR9,963 in the previous quarter. During the first half year, as a result of the reduction in promotional on-net minutes offered, blended Minutes of Use (‘MOU’) stood at 55 minutes, same as the previous quarter. Blended churn remained high at 24.9%.

Israel

•	Continued to deliver very satisfactory financial results; operating profit was HK$1,473 million

•	Customer base rose to approximately 2,944,000 with double digit growth year-on-year in 3G base surpassing 1.1 million

The 3G customer growth momentum of Partner Communications Company Ltd. (‘Partner’) was maintained in the first half of 2009, adding 81,000 to 1,102,000 during the quarter, increasing 7.9% quarterly and 32.1% year-on-year.

With the impact of the foreign exchange movement, Partner reported a decrease in turnover by 19.7% year-on-year to HK$5,610 million for the first six months of 2009. EBITDA decreased 11.7% to HK$2,093 million compared to HK$2,369 million in the same period last year. Excluding the NIS foreign exchange impact, the underlying turnover decreased 6.6% and the underlying EBITDA was comparable with the same period last year. This was due to lower roaming activity and, following the Ministry of Communications’ mandate of the reduction from 1 January 2009 of the billing interval from 12 seconds to single second, lower voice revenues. The negative impacts on revenues were however partially offset by the 9.8% growth in SMS, content and data services in NIS terms compared to the same period last year.

On the back of an increase in MOU and non-voice revenue, ARPU increased 4.1% to NIS151 in the second quarter. Churn improved to 1.3% from 1.6% in the first quarter and remained stable when compared to the same quarter last year.

Vietnam

•	Very positive growth rate with a GSM customer base of approximately 624,000

•	Increased base stations to approximately 1,500 in June with approximately 65% population coverage

•	Target to have 3,000 base stations on-air by end of 2009

The Group’s Vietnamese operation Vietnamobile recorded very positive first quarter results since the launch of GSM service in the second quarter of 2009. The operation acquired approximately 624,000 customers mostly in the prepaid segment. ARPU was at VND68,000 and MOU were initially high at 221 minutes due to short term promotions that allowed a high volume of on-net minutes. To date, over 1,800 base stations are on-air with 65% population coverage. LBITDA was HK$125 million in the first half of 2009 and the operating loss for the period was HK$141 million.

Sri Lanka

•	Continue network expansion to increase population coverage to 65% by end of 2009

The first half of 2009 still saw the performance of Hutchison Telecommunications Lanka (Private) Limited severely hampered by adverse economic conditions and fierce competition. Customers declined significantly and the operation turned from EBITDA positive in the same period last year into a LBITDA of HK$39 million for the first six months of 2009. The operation’s customer base at the end of the quarter stood at 536,000 and will continue its network expansion to reach 800 sites and population coverage to 65% by the end of 2009.

Thailand

The Group remains in discussion about a potential exit for its Thailand operation with CAT Telecom Public Company Limited and has decided to exclude the KPIs of its Thailand operation in the quarterly announcement starting from this quarter.

2

Outlook

While the signs of any recovery in the global economy in the second quarter are unclear, the Group remains optimistic about the second half. The performance of the Group’s Indonesian and Vietnamese operations in the first half has been above its expectation and both operations will continue to focus on customer growth, accelerate network rollout and increase market share penetration in the second half of the year.

- End -

For enquiries, please contact:

Ada Yeung
Corporate Communications
Hutchison Telecom
Work: (852) 2128 3106
Mobile: (852) 6347 0619
E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Israel, and operates mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Israel. Its brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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Unaudited Key Performance Indicators for Second Quarter 2009

Customer Base Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Indonesia	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595	3,203	7	3,196

Israel	2,944	2,174	770	2,903	2,159	744	2,898	2,153	745	2,882	2,145	737	2,856	2,135	721

Sri Lanka	536	—	536	722	—	722	887	—	887	958	—	958	1,291	—	1,291

Vietnam	624	1	623	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Israel relate to both 2G and 3G services.
(7)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

ARPU[1] Market		Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (‘000)	11	202	10	10	183	10	11	134	11	10	134	9	12	108	12

Israel	NIS	151	X	X	145	X	X	158	X	X	166	X	X	158	X	X

Sri Lanka	LKR	119	—	119	148	—	148	164	—	164	181	—	181	163	—	163

Vietnam	VND (‘000)	68	250	68	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Israel relate to both 2G and 3G services.
(4)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

MOU[1] Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	55	375	54	55	342	55	55	225	55	56	209	56	82	117	82

Israel	364	X	X	358	X	X	357	X	X	376	X	X	368	X	X

Sri Lanka	77	—	77	77	—	77	74	—	74	71	—	71	54	—	54

Vietnam	221	156	221	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

Churn[1] Market	Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008			Q2 2008 30 June 2008
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%

Israel	1.3%	X	X	1.6%	X	X	1.5%	X	X	1.3%	X	X	1.3%	X	X

Sri Lanka	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%	3.8%	—	3.8%

Vietnam	0.3%	10.6%	0.3%	X	X	X	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Israel relate to both 2G and 3G services.
(3)	The data for Hong Kong (incl Macau), Ghana and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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Exhibit 1.6

Hutchison Telecom to sell its stake in

Partner Communications Company Ltd.

HONG KONG, 12 August 2009 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’, ‘the Company’; SEHK: 2332, NYSE: HTX) announced today that its subsidiary, Advent Investments Pte Ltd, has entered into a conditional agreement with Scailex Corporation Ltd., an Israeli company listed in the Tel Aviv Stock Exchange, to sell its entire 51.3% equity interest in Partner Communications Company Ltd. (‘Partner’) for a consideration of approximately US$1,381 million or HK$10,706 million (or NIS5,291 million based on an exchange rate of US$1 to NIS3.83), which represents US$17.50 or NIS 67.025 per Partner share. The purchase price is comprised of cash of approximately US$1,081 million or HK$8,381 million and a secured debt instrument of US$300 million (approximately HK$2,325 million).

The transaction is expected to close in the fourth quarter of 2009 conditional on Israeli regulatory approvals and Hutchison Telecom’s shareholders’ approval. Upon completion of the transaction, the Company is expected to realise an estimated gain before tax of approximately US$1,000 million or HK$7,750 million.

Canning Fok, Chairman of Hutchison Telecom said: “This transaction brings to realisation the significant value that we have created in Israel. We are proud to have built Partner into a respected and valuable company and we believe this is the right time to monetise the gain from our investment for the benefit of the Company and its shareholders. I thank the management team and all the staff at Partner for their dedication and hard work throughout.”

Going forward, Hutchison Telecom will continue its strategy of becoming a leading mobile operator in emerging markets and focusing on developing its existing operations in Indonesia, Vietnam and Sri Lanka.

The shareholders’ meeting to approve the transaction will be held as soon as practicable.

- End -

For enquiries, please contact:

Ada Yeung

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3106

Mobile: (852) 6347 0619

E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Israel, and operates mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Israel. Its brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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